EXHIBIT 99.1

NewsRelease

TransCanada to proceed with $1.9 billion Merrick Mainline Pipeline Project

CALGARY, Alberta – June 4, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that its wholly-owned subsidiary, NOVA Gas Transmission Ltd. (NGTL), has signed agreements with Chevron Canada Limited (CVX) and an Apache Canada Ltd. wholly-owned and controlled partnership (APA) for approximately 1.9 billion cubic feet per day (Bcf/d) of firm natural gas transportation services to underpin the development of a major extension of TransCanada’s NGTL System.

The proposed Merrick Mainline Pipeline Project will be a significant new link in British Columbia’s emerging liquefied natural gas (LNG) export market. The pipeline will transport natural gas sourced through the NGTL System to the inlet of CVX/APA’s proposed Pacific Trail Pipeline (PTP) that will terminate at the Kitimat LNG Terminal at Bish Cove near Kitimat, B.C. The proposed project will be an extension from the existing Groundbirch Mainline section of the NGTL System beginning near Dawson Creek, B.C. to its end point near the community of Summit Lake, B.C. The $1.9 billion project will consist of approximately 260 kilometres (161 miles) of 48-inch diameter pipe.

“The Merrick Mainline Pipeline Project will be designed, constructed and operated utilizing TransCanada’s extensive experience in developing safe and reliable energy infrastructure,” said Russ Girling, TransCanada's president and chief executive officer. “We now have four major natural gas pipeline projects under development in the region totalling $12.6 billion in investment, and we are committed to ensuring they are all built responsibly and with minimal environmental impact.”

TransCanada is continuing to advance its development work on the project, including field studies, engineering and design work, and pipeline routing, to support applications for regulatory approvals and finalize project requirements. Aboriginal, landowner and community engagement and consultation activities for the Merrick Mainline Pipeline Project have started and will be ongoing through the life of the project.  Construction of the Merrick Mainline is dependent on regulatory approval and a positive Final Investment Decision (FID) for the Kitimat LNG project.

“The initial work for the project is proceeding well, and we anticipate filing an application with the National Energy Board in the fourth quarter of 2014 for approvals to build and operate the project,” Girling said. “Subject to the necessary approvals, we expect the Merrick Mainline to begin service in the first quarter of 2020.”

Under the commercial arrangements with CVX/APA, delivery volumes will ramp up between 2020 and 2022 to an aggregate volume of approximately 1.9 Bcf/d. NGTL is also in discussions with other parties that have expressed interest in transporting natural gas on the Merrick Mainline.

The Merrick Mainline Pipeline Project is a key component of TransCanada's capital growth plan, which includes $38 billion in commercially secured projects expected to be completed by the end of the decade. These projects are supported by strong market fundamentals and underpinned by long-term contracts or the revenue stability of cost-of-service regulation.

For more information about the Merrick Mainline Pipeline Project, visit the project website at: http://www.transcanada.com/merrick-mainline-project.html

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated May 1, 2014 and 2013 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Davis Sheremata
403.920.2277 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522